Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 2nd Quarter 2009 Revenues and Earnings

-	Revenues Up 26%

-	Gross Profit Increases 59%; Q2 2009 Gross Margins up to 43% from 34% in Q2 2008

-	Q2 2009 Operating Income Increases 104% from same period in 2008

-	Q2 2009 Net income up 178% to $2,531,905 or $.15 EPS vs. $911,718 or $.05 EPS in Q2 2008

Morton Grove, IL—August 13, 2009—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of the nutritious, probiotic dairy beverage called kefir, announced today for the second quarter ended June 30, 2009, total sales increased 26% to approximately $14,481,000 from $11,523,000 during the same period a year ago.  This increase is primarily attributable to increased sales and awareness of Lifeway’s flagship line, Kefir, as well as ProBugs™ Organic Kefir for kids.  Additionally, these results include revenues from its February 6, 2009 acquisition of Fresh Made Dairy.  Included in the total group sales was $2,152,730 of revenue related to this acquisition and recorded from the period of February 7, 2009 to March 31, 2009.

Cost of goods sold as a percentage of sales was approximately 58% during the second quarter 2009, compared to about 65% during the same period in 2008. The decrease was primarily attributable to the decreased cost of conventional milk, our largest raw material, and the cost of transportation and other petroleum based production supplies.  Gross profit increased approximately 59% during the second quarter of 2009, when compared with the same period in 2008.

Operating expenses as a percentage of sales were approximately 21% during the second quarter 2009, compared to about 20% during the same period in 2008.   This increase is primarily attributable to the increase in professional fees related to the February 6, 2009 acquisition of Fresh Made Dairy and a 111% in amortization expense, a non cash expense, also related to the Fresh Made acquisition.   Many of the acquisition related professional fees are non recurring expenses.

Total operating income increased by $1,608,486, (approximately 104%) to $3,154,647 during the second quarter 2009, from $1,546,161 during the same period in 2008.

Total net income was $2,531,905 or $.15 per share for the second quarter ended June 30, 2009, compared with $911,718 or $.05 per share in the same period in 2008.  This represents a 178% increase in net income from the second quarter 2009 when compared to the same period in 2008.

Net cash provided by operating activities was $3,390,715 during the six months ended June 30, 2009, which is an increase of $762,708 when compared to the same period in 2008.

Edward Smolyansky, CFO commented, “We are extremely pleased at our record second quarter 2009 results.  From top to bottom this was our best quarter in our company’s history.  We were aided by low raw material costs and low conventional milk prices, which remained at second quarter lows during July and August.”

Smolyansky added, “In addition to lower input costs, the acquisition in February 2009 of Fresh Made Dairy also added to our record quarter.  We continue to generate very strong cash flows from this acquisition, and we are aggressively paying down our debt and strengthening our balance sheet.  During the first seven months of 2009, we have paid down approximately $3 million in debt taken out to finance the acquisition as well as other current and long term liabilities.”

About Lifeway Foods

Lifeway, recently named Fortune Small Business’ 97th Fastest Growing Small Business, and one of only 4 companies to ever be named to the list four straight years in a row, is America’s leading supplier of the cultured dairy product known as kefir, and now America’s only supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway’s exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these “friendly” cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It’s Pudding!

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net .

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company’s reports filed with the Securities and Exchange Commission.

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Sales	$14,479,429	$11,523,393	$28,215,509	$22,645,631

Cost of goods sold	7,978,110	7,455,696	16,102,691	14,897,779
Depreciation expense	353,654	195,128	570,428	384,552

Total cost of goods sold	8,331,764	7,650,824	16,673,119	15,282,331

Gross profit	6,147,665	3,872,569	11,542,390	7,363,300

Selling Expenses	1,386,815	1,154,126	2,694,740	2,213,292
General and Administrative	1,437,505	1,092,420	2,810,103	2,077,466
Amortization expense	168,698	79,862	339,388	159,723

Total Operating Expenses	2,993,018	2,326,408	5,844,231	4,450,481

Income from operations	3,154,647	1,546,161	5,698,159	2,912,819

Other income (expense):
Interest and dividend income	48,506	62,862	110,717	165,995
Rental Income	11,947	11,647	21,294	23,294
Interest expense	(110,090)	(68,969)	(264,473)	(154,924)
Impairment of marketable securities	---	---	---	---
Loss on Disposition of Equipment	(2,825)	---	(2,825)	---
Gain (loss) on sale of marketable
securities, net	53,638	(87,174)	(96,152)	(36,145)
Total other income (Expense)	1,176	(81,634)	(231,439)	(1,780)

Income before provision for
income taxes	3,155,823	1,464,527	5,466,720	2,911,039

Provision for income taxes	623,918	552,809	1,387,350	1,110,715

Net income	$2,531,905	$911,718	$4,079,370	$1,800,324

Basic and diluted earnings per
common share	0.15	0.05	0.24	0.11